SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: TCW Premier Funds

Address of Principal Business Office
(No. & Street, City, State, Zip Code):

865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

Telephone Number (including area code): (800) FUND TCW

Name and address of agent for service of process:

c/o
Philip K. Holl, Esq.
Secretary
TCW Premier Funds
865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

Copies to:

Robert W. Helm, Esq.
Dechert
4675 MacArthur Ct., Suite 1400
Newport Beach, CA 92660

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/ NO / /

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of the registration to be duly signed on its behalf in the city of Los Angeles, State of California, on the 19th day of July, 2002.

TCW PREMIER FUNDS

By:  /s/ Alvin R. Albe, Jr.
Name: Alvin R. Albe, Jr.
Title: President

Attest: /s/ Philip K. Holl
Name: Philip K. Holl
Title: Secretary